Exhibit 99.1

Weidai Ltd. Announces Unaudited Financial Results for the Six Months Ended June 30, 2021

Hangzhou, August 27, 2021 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its financial results for the six months ended June 30, 2021, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Six Months Ended June 30, 2021 Operational Highlights

Loan balance

Total loan balance as of June 30, 2021 was RMB2.3 billion (US$0.4 billion).

Six Months Ended June 30, 2021 Financial Results

Net revenues in the six months ended June 30, 2021 was RMB535.9 million (US$83.0 million). Among net revenues, loan service fees were RMB531.0 million (US$82.2 million), other revenues were RMB6.7 million (US$1.0 million) and net financing expense was RMB0.2 million (US$32 thousand).

Provision for loans and advances in the six months ended June 30, 2021 was RMB114.1 million (US$17.7 million).

Operating costs and expenses in the six months ended June 30, 2021 were RMB364.6 million (US$56.5 million). Among operating costs and expenses, provision for financial guarantee liabilities was RMB78.0 million (US$12.1 million), origination and servicing expenses were RMB200.0 million (US$31.0 million), sales and marketing expenses were RMB14.5 million (US$2.2 million), general and administrative expenses were RMB58.3 million (US$9.0 million), and research and development expenses were RMB13.8 million (US$2.1 million). Share-based compensation expenses in the six months ended June 30, 2021 were RMB5.5 million (US$0.9 million), which are included in origination and servicing expenses, general and administrative expenses and research and development expenses.

Income from Operations in the six months ended June 30, 2021 was RMB57.2 million (US$8.9 million).

Income tax expenses in the six months ended June 30, 2021 were RMB453.0 million (US$70.2 million).

Net loss in the six months ended June 30, 2021 was RMB397.1 million (US$61.5 million).

Net loss attributable to Weidai Ltd.’s ordinary shareholders in the six months ended June 30, 2021 was RMB395.5 million (US$61.2 million).

Adjusted net loss in the six months ended June 30, 2021 was RMB391.6 million (US$60.7 million).

Regulatory Developments

In July 2021, Weidai, in coordination with the relevant governmental authorities, commenced the repayment of outstanding net principal balances to all investors (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) on the Company’s platform. As of the date of this earnings release, all such outstanding net principal balances on Weidai’s platform have been fully repaid.

Use of Non-GAAP Financial Measures

The Company uses adjusted net loss, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net loss helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net loss provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the noon buying rate on June 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share data, or otherwise noted)

	As of June 30,
	2021
	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	333,512	51,654
Restricted cash	187,997	29,117
Loans and advances, net	397,081	61,500
Prepaid expenses and other current assets, net	330,380	51,168
Other receivables due from special account	797,108	123,456
Amounts due from related parties	9,540	1,478
Total current assets	2,055,618	318,373
Non-current assets:
Long-term investments	13,574	2,102
Loans and advances, net	-	-
Prepaid expenses and other non-current assets	10,188	1,578
Property, equipment and software, net	32,665	5,059
Total non-current assets	56,427	8,739
Total assets	2,112,045	327,112

LIABILITIES AND EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the Company of RMB1,732,593 (US$268,345) as of June 30, 2021):
Payable to institutional funding partners and online investors	11,618	1,799
Current account with online investors and borrowers	245,411	38,009
Income tax payable	303,751	47,045
Accrued expenses and other liabilities	273,594	42,373
Amounts due to related parties	5,006	775
Contract liabilities	93,437	14,472
Total current liabilities	932,817	144,473
Non-current liabilities (including non-current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the Company of RMB1,768 (US$274) as of June 30, 2021):
Contract liabilities	1,768	274
Total non-current liabilities	1,768	274
Total liabilities	934,585	144,747

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,390,055 shares issued and outstanding as of June 30, 2021)	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of June 30, 2021)	1	-
Additional paid-in capital	1,247,339	193,188
Accumulated other comprehensive loss	(2,510)	(389)
Retained earnings	(69,726)	(10,799)
Total Weidai Ltd. shareholders’ equity	1,175,104	182,000
Noncontrolling interests	2,356	365
Total equity	1,177,460	182,365
TOTAL LIABILITIES AND EQUITY	2,112,045	327,112

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATION LOSS

(All amounts in thousands, except share data, or otherwise noted)

	Six Months Ended June 30, 2021
	RMB	US$
Net revenues:
Loan service fee	530,978	82,238
Other revenues	6,667	1,033
Financing income	3,355	520
Less: Funding costs	(3,567)	(552)
Net financing loss	(212)	(32)
Business related taxes and surcharges	(1,490)	(231)
Total net revenues	535,943	83,008
Provision for loans and advances	(114,114)	(17,674)
Net revenues after provision for loans and advances	421,829	65,334

Operating costs and expenses:
Provision for financial guarantee liabilities	(77,956)	(12,074)
Origination and servicing	(200,038)	(30,982)
Sales and marketing	(14,517)	(2,248)
General and administrative	(58,273)	(9,025)
Research and development	(13,826)	(2,142)
Total operation costs and expenses	(364,610)	(56,471)

Income from operations	57,219	8,863
Interest expense, net	(842)	(130)
Government subsidies	2,187	339
Other expenses, net	(2,662)	(412)
Net income before income taxes	55,902	8,660
Income tax expenses	(453,029)	(70,165)
Net loss	(397,127)	(61,505)
Net loss attributable to noncontrolling interests	1,651	256
Net loss attributable to Weidai Ltd.’s ordinary shareholders	(395,476)	(61,249)
Loss per share:
Basic and diluted	(5.61)	(0.87)
Shares used in earnings per share computation:
Basic and diluted	70,461,455	70,461,455

Weidai Ltd.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Six Months Ended June 30, 2021
	RMB	US$
Net loss	397,127	61,505
Add:
Share-based compensation expenses	(5,494)	(851)
Adjusted net loss	391,633	60,654